FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on January 15, 2013

Tel Aviv, January 15, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced further to its announcement on October 18, 2012 regarding the process of evaluation of strategic options by Given Imaging Ltd. ("Given"), including possibilities for its sale or merger, that Given announced an update on the matter.

In its announcement, Given conveyed, among other things, that it is ending its exploration of possibilities for its sale or merger transaction, and that the committee of its Board of Directors for this matter determined that at this time the continued execution of Given's operating plan, supplemented by additional acquisitions and alliances, provides the best opportunity to enhance value for all of Given's shareholders.

In this regard, Discount Investment Corporation Ltd. ("DIC") today announced that it intends to seek and consider possibilities to sell the controlling block of Given, through the sale of all its shareholding in Given, directly and indirectly through Elron (approximately 46% altogether). In DIC's announcement it was noted that at this stage there can be no assurance as to the identification or realization of such concrete possibility or as to the timing or terms of a transaction in this matter.

Insofar as such a possibility is identified, Elron intends to consider participating in it.

Given is approximately 31% held by Elron (including an approximately 9% held by RDC Rafael Development Corporation Ltd., which is 50.1% held by Elron), and is approximately 15% held by DIC. Elron is approximately 50.3% held by DIC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 15, 2013